                                  Exhibit 99.2
                                  ------------

Quarterly Report of Mechanics Savings Bank on Form F-4 for the quarter ended September 30, 1997.

                                    FORM F-4


                        Quarterly Report Under Section 13
                     of the Securities Exchange Act of 1934
                    For the Quarter Ended September 30, 1997

                    FDIC Insurance Certificate Number: 17941

                             Mechanics Savings Bank
                                   Connecticut

               I. R. S. Employer Identification Number: 06-0448670

                                100 Pearl Street
                           Hartford, Connecticut 06103
                                 (860) 293-4000






Indicate by check mark whether the bank (1) has filed all reports required by section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             Yes    X     No
                                 --------    ------


                      Common Stock Par Value $.01 Per Share
                5,293,266 Outstanding (as of September 30, 1997)

                                Table Of Contents
                                -----------------

I.      Condensed Consolidated Financial Statements                                            Page
        A.           Statements of Condition as of September 30, 1997 and                       1
                          December 31, 1996

        B.           Statements of Operations for the Three and Nine Month Periods              2
                          Ended September 30, 1997 and September 30, 1996

        C.           Statements of Changes in Stockholders' Equity for the Nine                 3
                          Month Periods Ended September 30, 1997 and September 30, 1996

        D.           Statements of Cash Flows for the Nine Month Periods Ended                  4
                          September 30, 1997 and September 30, 1996

        E.           Notes to Financial Statements                                              6


II.     Management's Discussion and Analysis of
        Financial Condition and Results of Operations                                           11


III.    Signatures                                                                              23

Mechanics Savings Bank and Subsidiaries
Consolidated Statements of Condition


(dollars in thousands)                                                         September 30, 1997         December 31, 1996
                                                                             -----------------------    ----------------------
                                                                                   (Unaudited)
                                ASSETS
Cash and due from banks:
        Non-interest-bearing deposits and cash                                 $             19,572       $            29,541
        Short-term investments                                                                7,270                       465
                                                                             -----------------------    ----------------------
             Cash and cash equivalents                                                       26,842                    30,006

Investments:
        Available-for-sale, at market value                                                 162,916                   147,356
        Held-to-maturity (market value at September 30, 1997 - $36,172;                      35,289                    43,218
                          at December 31, 1996 - $43,781)
Federal Home Loan Bank stock, at cost                                                         4,864                     4,289
Loans, net                                                                                  546,383                   494,291
Loans held-for-sale                                                                           1,558                        87
Bank premises and equipment                                                                   5,001                     5,513
Investment in Real Estate Partnership                                                        14,704                    15,201
Accrued interest receivable                                                                   4,401                     4,468
Foreclosed real estate owned                                                                  1,562                       679
Other assets                                                                                 27,221                     1,577
                                                                             -----------------------    ----------------------
                                                                               $            830,741       $           746,685
                                                                             =======================    ======================

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
        Deposits                                                               $            650,993       $           655,043
        Borrowings                                                                           85,960                    11,960
        Mortgage escrow                                                                       2,586                     2,415
        Other liabilities                                                                     4,757                     2,427
                                                                             -----------------------    ----------------------
             Total liabilities                                                              744,296                   671,845
                                                                             -----------------------    ----------------------


Stockholders' Equity:
        Preferred stock - par value $.01; 1,000,000 shares                                        -                         -
             authorized, none issued
        Common stock - par value $.01; 7,000,000 shares                                          53                        53
             authorized; 5,293,266 issued at September 30, 1997 and
             5,290,000 issued at December 31, 1996
        Additional paid in capital                                                           50,668                    50,611
        Retained earnings                                                                    35,889                    24,815
        Net unrealized gains on securities                                                      795                       321
        Less: Unallocated ESOP shares (96,000 shares)                                          (960)                     (960)
                                                                             -----------------------    ----------------------
             Total stockholders' equity                                                      86,445                    74,840
                                                                             -----------------------    ----------------------
                                                                               $            830,741       $           746,685
                                                                             =======================    ======================

   The accompanying notes are an integral part of these financial statements

Mechanics Savings Bank and Subsidiaries
Consolidated Statements of Operations

(in thousands except for earnings per share)                                     For the three months ended
                                                                         September 30, 1997        September 30, 1996
                                                                       -----------------------   -----------------------
                                                                             (Unaudited)               (Unaudited)
Interest income:
      Interest and fees on loans                                         $             11,211      $              9,820

      Interest and dividends on investment securities:
              Interest on debt securities                                               3,117                     2,184
              Dividends on equity securities                                               80                        68
                                                                       -----------------------   -----------------------
                                                                                        3,197                     2,252
      Other interest income                                                                99                       485
                                                                       -----------------------   -----------------------
              Total interest income                                                    14,507                    12,557
                                                                       -----------------------   -----------------------
Interest expense:
      Interest on deposits:
              Savings deposits                                                            896                       971
              Time deposits                                                             5,115                     4,650
                                                                       -----------------------   -----------------------
              Total interest on deposits                                                6,011                     5,621

      Interest on securities sold under agreements to repurchase                            -                         -
      Interest on other borrowings                                                      1,183                       158
                                                                       -----------------------   -----------------------
              Total interest expense                                                    7,194                     5,779
                                                                       -----------------------   -----------------------
              Net interest income                                                       7,313                     6,778
Provision for possible loan losses                                                        600                       655
                                                                       -----------------------   -----------------------
Net interest income after provision for possible loan losses                            6,713                     6,123
                                                                       -----------------------   -----------------------
Other income:
      Investment brokerage services commissions                                           648                       282
      Service charges on deposit accounts                                                 569                       572
      Loan servicing and other fees                                                       192                       173
      Income from investment in Real Estate Partnership                                   136                        47
      Net gain on sales of loans                                                           19                         4
      Net gain (loss) on sales of investment securities                                     -                         2
      Other                                                                               389                       278
                                                                       -----------------------   -----------------------
              Total other income                                                        1,953                     1,358
                                                                       -----------------------   -----------------------
Other expenses:
      Salaries, commissions and employee benefits                                       2,994                     2,119
      Occupancy                                                                           801                       785
      Data processing                                                                     259                       260
      Furniture and equipment                                                             238                       234
      Legal and accounting                                                                212                       142
      Advertising                                                                         157                       112
      Communications                                                                      125                       122
      Operation of foreclosed real estate owned                                            60                        11
      FDIC insurance                                                                       67                       416
      Write-downs and net losses on sale
           of foreclosed real estate owned                                                  -                        95
      Other                                                                               652                       624
                                                                       -----------------------   -----------------------
              Total other expenses                                                      5,565                     4,920
                                                                       -----------------------   -----------------------
              Income (loss) before income taxes                                         3,101                     2,561
                                                                       -----------------------   -----------------------

Income tax expense (benefit):
      Current                                                                             195                         -
      Deferred                                                                            996                         -
                                                                       -----------------------   -----------------------
              Total income tax expense (benefit)                                        1,191                         -
                                                                       -----------------------   -----------------------

      Net income (loss)                                                  $              1,910      $              2,561
                                                                       =======================   =======================

Earnings (loss) per share:
       Primary                                                           $               0.36      $               0.50
       Fully diluted                                                     $               0.36      $               0.50

Weighted average shares outstanding:
       Primary                                                                          5,263                     5,170
       Fully diluted                                                                    5,306                     5,170


(in thousands except for earnings per share)                                        For the nine months ended
                                                                          September 30, 1997          September 30, 1996
                                                                         ----------------------     -----------------------
                                                                              (Unaudited)                (Unaudited)
Interest income:
      Interest and fees on loans                                          $             32,301        $             30,690

      Interest and dividends on investment securities:
              Interest on debt securities                                                9,498                       3,963
              Dividends on equity securities                                               227                         205
                                                                         ----------------------     -----------------------
                                                                                         9,725                       4,168
      Other interest income                                                                225                       1,561
                                                                         ----------------------     -----------------------
              Total interest income                                                     42,251                      36,419
                                                                         ----------------------     -----------------------
Interest expense:
      Interest on deposits:
              Savings deposits                                                           2,723                       2,973
              Time deposits                                                             14,999                      14,049
                                                                         ----------------------     -----------------------
              Total interest on deposits                                                17,722                      17,022

      Interest on securities sold under agreements to repurchase                           243                           -
      Interest on other borrowings                                                       2,291                         424
                                                                         ----------------------     -----------------------
              Total interest expense                                                    20,256                      17,446
                                                                         ----------------------     -----------------------
              Net interest income                                                       21,995                      18,973
Provision for possible loan losses                                                       8,800                       5,755
                                                                         ----------------------     -----------------------
Net interest income after provision for possible loan losses                            13,195                      13,218
                                                                         ----------------------     -----------------------
Other income:
      Investment brokerage services commissions                                          2,542                         812
      Service charges on deposit accounts                                                1,701                       1,713
      Loan servicing and other fees                                                        594                         519
      Income from investment in Real Estate Partnership                                    442                         237
      Net gain on sales of loans                                                            26                          40
      Net gain (loss) on sales of investment securities                                      2                         (78)
      Other                                                                              1,061                         729
                                                                         ----------------------     -----------------------
              Total other income                                                         6,368                       3,972
                                                                         ----------------------     -----------------------
Other expenses:
      Salaries, commissions and employee benefits                                        9,254                       6,741
      Occupancy                                                                          2,398                       2,420
      Data processing                                                                      789                         736
      Furniture and equipment                                                              715                         706
      Legal and accounting                                                                 696                         502
      Advertising                                                                          622                         386
      Communications                                                                       377                         371
      Operation of foreclosed real estate owned                                            317                         420
      FDIC insurance                                                                       201                         929
      Write-downs and net losses on sale
           of foreclosed real estate owned                                                 120                       3,495
      Other                                                                              2,014                       2,176
                                                                         ----------------------     -----------------------
              Total other expenses                                                      17,503                      18,882
                                                                         ----------------------     -----------------------
              Income (loss) before income taxes                                          2,060                      (1,692)
                                                                         ----------------------     -----------------------

Income tax expense (benefit):
      Current                                                                            1,627                          50
      Deferred                                                                         (10,641)                          -
                                                                         ----------------------     -----------------------
              Total income tax expense (benefit)                                        (9,014)                         50
                                                                         ----------------------     -----------------------

      Net income (loss)                                                   $             11,074        $             (1,742)
                                                                         ======================     =======================

Earnings (loss) per share:
       Primary                                                            $               2.12        $              (0.34)
       Fully diluted                                                      $               2.09        $              (0.34)

Weighted average shares outstanding:
       Primary                                                                           5,219                       5,170
       Fully diluted                                                                     5,301                       5,170



    The accompanying notes are an integral part of these financial statements

Mechanics Savings Bank and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity (unaudited)



                                                                              Additional
                                                                Common          Paid in         Retained
(in thousands)                                                   Stock          Capital         Earnings
                                                              ------------   --------------   --------------
Balance at December 31, 1995                                   $        -       $        -      $     8,944
     Net loss                                                           -                -           (1,742)
     Change in net unrealized gains (losses) on securities              -                -                -
     Issuance of common stock                                          53           50,514                -
     Reclass of surplus to retained earnings
        upon issuance of common stock                                   -                -           14,729
     Unallocated ESOP shares                                            -                -                -
                                                              ------------   --------------   --------------
Balance at September 30, 1996                                  $       53       $   50,514      $    21,931
                                                              ============   ==============   ==============


Balance at December 31, 1996                                   $       53       $   50,611      $    24,815
     Net income                                                         -                -           11,074
     Change in net unrealized gains (losses) on securities              -                -                -
     Exercised stock options                                            -               57                -
                                                              ------------   --------------   --------------
 Balance at September 30, 1997                                 $       53       $   50,668      $    35,889
                                                              ============   ==============   ==============


                                                            Net Unrealized     Unallocated
                                                             Gains (Losses)       ESOP
(in thousands)                                               on Securities       Shares          Surplus
                                                           ----------------  --------------     ----------
Balance at December 31, 1995                                   $       53       $        -      $    14,729
     Net loss                                                           -                -                -
     Change in net unrealized gains (losses) on securities            (65)               -                -
     Issuance of common stock                                           -                -                -
     Reclass of surplus to retained earnings
        upon issuance of common stock                                   -                -          (14,729)
     Unallocated ESOP shares                                            -           (1,200)               -
                                                              ------------   --------------   --------------
Balance at September 30, 1996                                  $      (12)      $   (1,200)     $         -
                                                              ============   ==============   ==============


Balance at December 31, 1996                                   $      321       $     (960)     $         -
     Net income                                                         -                -                -
     Change in net unrealized gains (losses) on securities            474                -                -
     Exercised stock options                                            -                -                -
                                                              ------------   --------------   --------------
 Balance at September 30, 1997                                 $      795       $     (960)     $         -
                                                              ============   ==============   ==============

   The accompanying notes are an integral part of these financial statements

Mechanics Savings Bank and Subsidiaries
Consolidated Statements of Cash Flows

                                                                                            For the nine months ended
(in thousands)                                                                    September 30, 1997         September 30, 1996
                                                                                  ------------------         ------------------
                                                                                      (unaudited)                (unaudited)
Cash flows from operating activities:
   Net income (loss)                                                              $           11,074         $           (1,742)
                                                                                  ------------------         ------------------
   Adjustments to reconcile net income to
      cash provided by operating activities:
             Provision for possible loan losses                                                8,800                      5,755
             Depreciation and amortization                                                       709                        748
             Amortization of investment security premiums/discounts, net                         119                        184
             Deferred loan costs, net of amortization                                           (479)                      (186)
             Net gain on sale of loans                                                           (26)                       (40)
             Increase in deferred tax assets                                                 (10,666)                         -
             Realized losses on available-for-sale securities                                     92                        230
             Realized gains on available-for-sale securities                                     (94)                      (152)
             Decrease (increase) in interest and dividend receivables                             67                       (962)
             Income from investment in Real Estate Partnership                                  (442)                      (290)
             Write-down of investment in Real Estate Partnership                                   -                        355
             Write-downs and net losses on sale of foreclosed real estate owned                  120                      3,140
             (Increase) decrease in other assets                                             (15,228)                       202
             Increase (decrease) in other liabilities                                          2,501                     (1,158)
                                                                                  ------------------         ------------------
                    Total adjustments                                                        (14,527)                     7,826
                                                                                  ------------------         ------------------
Net cash (used in) provided by operating activities                                           (3,453)                     6,084
                                                                                  ------------------         ------------------

Cash flows from investing activities:
   Proceeds from sale of available-for-sale securities                                        22,823                     74,183
   Proceeds from principal payments on available-for-sale securities                          26,572                     10,049
   Proceeds from principal payments on held-to-maturity securities                             2,132                        254
   Proceeds from maturities of available-for-sale securities                                  11,500                        500
   Purchases of available-for-sale securities                                                (70,051)                  (211,688)
   Purchases of held-to-maturity securities                                                        -                    (19,537)
   Purchases of Federal Home Loan Bank stock                                                    (575)                         -
   Proceeds from loan sales                                                                    2,791                     15,066
   Net originations and purchases of loans                                                   (66,854)                    17,898
   Decrease in investment in Real Estate Partnership                                             940                        757
   Proceeds from sale of real estate agency subsidiary                                             -                        417
   Proceeds from sale of foreclosed real estate owned                                          1,201                      5,159
   Purchases of bank premises and equipment                                                     (197)                      (223)
                                                                                  ------------------         ------------------
Net cash used in investing activities                                                        (69,718)                  (107,165)
                                                                                  ------------------         ------------------

Cash flows from financing activities:
   Net decrease in demand deposits, money market and savings accounts                        (15,264)                   (20,985)
   Net increase in certificates of deposit                                                    11,214                     21,901
   Net increase in FHLB borrowings                                                            74,000                          -
   Financing of Employee Stock Ownership Plan                                                      -                      1,200
   Issuance of common stock                                                                       57                     49,366
                                                                                  ------------------         ------------------
Net cash provided by financing activities                                                     70,007                     51,482
                                                                                  ------------------         ------------------

Net decrease in cash and cash equivalents                                                     (3,164)                   (49,599)

Cash and cash equivalents at beginning of period                                              30,006                     68,319
                                                                                  ------------------         ------------------

Cash and cash equivalents at end of period                                        $           26,842         $           18,720
                                                                                  ==================         ==================

        The accompanying notes are an integral part of the consolidated financial statements

Mechanics Savings Bank and Subsidiaries
Consolidated Statements of Cash Flows (continued)

                                                                                         For the nine months ended
                                                                                September 30, 1997        September 30, 1996
                                                                                ------------------        ------------------
                                                                                    (unaudited)               (unaudited)
Non-cash investing and financing activities
   Change in net unrealized gain (loss) on securities available-for-sale        $              679        $              350
   Change in net unrealized gain (loss) on securities held-to-maturity                          44                      (440)
   Transfer of loans to foreclosed real estate owned                                         2,311                     3,322
   Transfer of loans to held-for-sale                                                        1,558                        85
   Transfer of available-for-sale securities to held-to-maturity                                 -                    21,076
Supplemental disclosures of cash flow information
   Income taxes paid                                                                           641                        57
   Income tax refunds received                                                                   -                       988




              The accompanying notes are an integral part of the
                       consolidated financial statements

Mechanics Savings Bank
Notes to Consolidated Financial Statements


Note 1 - Basis of Financial Statement Presentation

The accompanying unaudited consolidated financial statements include the accounts of Mechanics Savings Bank and its wholly-owned subsidiaries, Mech Corporation, Mech Two Corporation, Mech Three Corporation, Eighty Pearl Street Corporation, Mechanics Investment Services, Inc. (newly incorporated in July,
1996) and Alliance Realty (through February 7, 1996) ("the Bank"). Mechanics Investment Services, Inc. ("MIS") was formed to enable the Bank to serve its customers with a wholly-owned fully disclosed broker / dealer. Intercompany accounts and transactions have been eliminated in consolidation.

The condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with the instructions to Form F-4. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Bank's 1996 annual report and Form F-2.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Dollars are presented in thousands, except for per share data, in the following footnotes.

Note 2 - Investments

The amortized cost and market values as of September 30, 1997 of available-for-sale securities were as follows:


                                                                         Gross            Gross        Estimated
                                                       Amortized      Unrealized       Unrealized        Market
                                                         Cost            Gains           Losses          Value
                                                     --------------  --------------   --------------  -------------
U. S. Government and agency securities                $      2,993     $         3       $        -     $    2,996
Mortgage-backed securities                                 152,465           1,695                1        154,159
Debt securities issued by foreign governments                  350               -                -            350
Marketable equity securities                                 5,350              61                -          5,411
                                                     --------------  --------------   --------------  -------------
                                                      $    161,158     $     1,759       $        1     $  162,916
                                                     ==============  ==============   ==============  =============

The amortized cost and market values as of December 31, 1996 of available-for-sale securities were as follows:


                                                                         Gross            Gross        Estimated
                                                       Amortized      Unrealized       Unrealized        Market
                                                         Cost            Gains           Losses          Value
                                                     --------------  --------------   --------------  -------------
U. S. Government and agency securities                $     14,480     $         9      $         2     $   14,487
Mortgage-backed securities                                 131,116           1,132               52        132,196
Debt securities issued by foreign governments                  350               -                -            350
Marketable equity securities                                   332              12               21            323
                                                     --------------  --------------   --------------  -------------
                                                      $    146,278     $     1,153      $        75     $  147,356
                                                     ==============  ==============   ==============  =============

The amortized cost and market values as of September 30, 1997 of held-to-maturity securities were as follows:

                                                                         Gross            Gross         Estimated
                                                       Amortized       Unrealized      Unrealized        Market
                                                          Cost           Gains           Losses           Value
                                                      -------------   -------------   --------------  --------------
Mortgage-backed securities                             $    35,289      $      883      $        -      $   36,172
                                                      =============   =============   ==============  ==============

The amortized cost and market values as of December 31, 1996 of held-to-maturity securities were as follows:

                                                                         Gross            Gross         Estimated
                                                       Amortized       Unrealized      Unrealized        Market
                                                          Cost           Gains           Losses           Value
                                                      -------------   -------------   --------------  --------------
U. S. Government and agency securities                  $    5,820      $       30      $         -     $     5,850
Mortgage-backed securities                                  37,398             555               22          37,931
                                                      =============   =============   ==============  ==============
                                                        $   43,218      $      585      $        22     $    43,781
                                                      =============   =============   ==============  ==============


Note 3 - Allowance for Possible Loan Losses

Changes in the allowance for possible loan losses were as follows:


                                            For the nine months ending
                                         September 30,        September 30,
                                             1997                 1996
                                       -----------------    ------------------
Balance at beginning of year                    $ 7,983              $ 11,597
Provision for possible loan losses                8,800                 5,755
Loan charge-offs                                 (3,272)               (9,369)
Loan recoveries                                     692                   319
                                       -----------------    ------------------
Balance                                        $ 14,203               $ 8,302
                                       =================    ==================

Note 4 - Non-Performing Assets

The components of non-performing assets were as follows:


                                          September 30, 1997       December 31, 1996
                                         -------------------     ---------------------
Non-accrual loans                                   $ 4,814                   $ 7,856
Accruing loans past due greater
  than 90 days                                            -                         -
                                         -------------------     ---------------------
     Total non-performing loans                       4,814                     7,856
Foreclosed real estate owned                          1,562                       679
                                         -------------------     ---------------------
Total non-performing assets                         $ 6,376                   $ 8,535
                                         ===================     =====================

Non-performing assets as a
     percentage of total assets                        0.77%                     1.14%
                                         ===================     =====================
Non-performing assets as a
     percentage of gross loans and
     foreclosed real estate owned                      1.13%                     1.70%
                                         ===================     =====================
Allowance for possible loan
     losses as a percentage of
     non-performing loans                            295.04%                   101.62%
                                         ===================     =====================


Note 5 - Borrowings

Advances from the Federal Home Loan Bank of Boston ("FHLB") and the repayment schedule were as follows:

                            Interest
    Maturity Date             Rate         September 30, 1997     December 31, 1996
-----------------------    -----------    -------------------     -----------------
October 6, 1997                5.62 %        $        5,000          $          -
October 6, 1997                4.72                  11,000                11,000
October 17, 1997               5.53                  18,000                     -
November 25, 1997              5.62                  18,000                     -
March 1, 1999                  6.35                   5,000                     -
July 1, 1999                   6.15                  13,000                     -
August 25, 1999                6.00                   7,000                     -
November 30, 2000              6.61%                  8,000                     -
                                          -------------------     -----------------
                                             $       85,000          $     11,000
                                          ===================     =================


The Bank has access to a pre-approved line of credit up to approximately $15,000 and the capacity to borrow in excess of 40% of the Bank's total assets. In accordance with an agreement with the FHLB, the Bank is required to maintain qualified collateral, as defined in the FHLB Statement of Credit Policy, free and clear of liens, pledges and encumbrances as collateral for the advances.

In addition, the Employee Stock Ownership Plan ("ESOP") borrowed $1,200 to purchase shares of the Bank's stock for the ESOP in conjunction with the Bank's conversion from a Connecticut-chartered mutual savings bank to a Connecticut-chartered capital stock savings bank, completed on June 25, 1996 (the "Conversion"). At September 30, 1997 and December 31, 1996, this borrowing had an outstanding balance of $960. The loan's final principal payment is due on December 31, 2000. The loan carries an interest rate equal to the prime rate. The Bank has fully guaranteed this borrowing.

Note 6 - Earnings Per Share

Earnings per share is computed based upon the weighted average number of shares of common stock and common stock equivalents (if dilutive) outstanding during the periods presented. Common stock equivalents consist of stock options granted on June 25, 1996, February 18, 1997 and August 19, 1997. For earnings per share purposes, the common stock and common stock equivalents issued with the Conversion on June 25, 1996 have been assumed to be outstanding for all periods presented.

In the earnings per share calculation, the option exercise price for the options granted with the Conversion was the actual $17.50 for the three months and the nine months ending September 30, 1997. For the three months and nine months ending September 30, 1996, the option exercise price used was equal to the initial public offering price of $10.00. If the option exercise price of $17.50 had been used to calculate previously reported earnings per share amounts, there would have been no effect on the previously reported amounts.

Note 7 - Income Tax Expense (Benefit)

During the second quarter of 1997, the Bank recorded a tax benefit of $10.33 million and fully reversed its valuation allowance on its net deferred tax assets. Based on three consecutive prior quarters of income and projections for the second half of 1997 and for 1998 that indicated continued profitability, the Bank determined that it was more likely than not that it would realize its net deferred tax assets. There have been no significant changes in the composition of the net deferred tax items since December 31, 1996.

Note 8 - Recent Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share". This pronouncement establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. This statement is effective for financial statements issued for periods ending after December 15, 1997. The Bank does not expect the impact of this pronouncement will be material to its reported EPS.

In February 1997, the FASB also issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure". This pronouncement establishes standards for the disclosure of information about an entity's capital structure and is effective for financial statements issued for periods ending after December 15, 1997. The adoption of this pronouncement is expected to have no impact on the financial statements of the Bank.

In June 1997, the FASB issued two pronouncements, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", ("SFAS No. 130") and No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 130 establishes standards for reporting and display of comprehensive income, which is defined as the change in net equity of a business enterprise during a period from nonowner sources. SFAS No. 130 is effective for years beginning after December 15, 1997 and requires reclassification of financial statements for all prior years presented. The adoption of SFAS No. 130 is expected to impact the presentation of financial information only. SFAS No. 131 requires public companies to report financial and descriptive information about operating segments in annual financial statements and requires selected information about operating segments to be reported in interim financial reports issued to shareholders. Operating segment financial information is required to be reported on the basis that it is used internally for evaluating segment performance and allocation of resources. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997 and requires presentation of comparative information for prior periods presented. The adoption of SFAS No. 131 is expected to impact the way the Bank reports information about its operating segments.

Note 9 - Subsequent Event

On October 8, 1997, the Bank announced that the Board of Directors is proposing the formation of a bank holding company to be called MECH Financial, Inc. The formation of a bank holding company will provide additional corporate structuring opportunities and powers to respond to changing needs of the Bank's customers. Shareholders of the Bank have been asked to approve the new holding company structure. If approved, shares of common stock of Mechanics Savings Bank will be automatically converted into shares of MECH Financial, Inc. on a one-for-one, tax-free exchange basis. The Bank expects that the new holding company structure will be approved by the end of this year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Bank reported net income of $1.91 million for the third quarter ended September 30, 1997 compared to $2.56 million for the same period in 1996. Income before income taxes was $3.10 million for the third quarter of 1997 representing a 21.1% increase over the $2.56 million of pretax income for the third quarter of 1996. As the Bank steadily increased its asset base and expanded its business activities, overall revenues have increased faster than expenses. The Bank's results reflect increased activities in its residential and consumer lending activities, in its brokerage subsidiary, in its investment portfolio and in its borrowing activity.

Net income for the nine months ending September 30, 1997 totaled $11.07 million compared to a net loss of $1.74 million for the same period in 1996. As reflected in its 1997 year-to-date results, the Bank recognized a tax benefit of $10.33 million in the second quarter primarily due to the full reversal of its deferred tax asset valuation allowance. Based on three consecutive prior quarters of income and projections for the second half of 1997 and for 1998 that indicated continued profitability, the Bank determined that it was more likely than not that it would realize its net deferred tax assets. Also, during the second quarter of 1997, the Bank recorded $6.50 million in provisions for possible loan losses which increased its allowance for possible loan losses to $14.20 million at September 30, 1997. This action further strengthens the allowance for possible loan losses which now represents 237.55% of non-performing and restructured loans, up significantly from 63.83% at December 31, 1996. With intense competition in a continued sluggish Central Connecticut economy, management believed increasing the allowance for possible loan losses and the reserve coverage ratios while maintaining high credit quality were prudent strategies to implement.

The results for the nine months ended September 30, 1996 reflect the $3.60 million in additional provisions for possible loan losses and $2.65 million in additional write-downs and net losses on sale of foreclosed real estate owned in connection with the Accelerated Disposition Plan ("ADP") completed July 17, 1996.

Financial Condition

Total assets as of September 30, 1997 were $830.74 million representing an increase of $84.06 million or 11.3% from $746.68 million at December 31, 1996. The Bank's Tier 1 leverage ratio was 9.82% at September 30, 1997 compared to 10.20% at December 31, 1996. The Bank's total risk-based capital ratio was 18.71% at September 30, 1997 compared to 19.54% at December 31, 1996. Although the Bank's total capital increased by $11.61 million from December 31, 1996 to September 30, 1997, the capital ratios decreased due to larger asset size and a deduction from Tier 1 capital of $5.05 million due to regulatory limitations on deferred tax assets. The amount of regulatory deduction will be reduced on a quarterly basis as taxable income is recognized.

Cash and cash equivalents decreased $3.16 million or 10.5% from $30.00 million at December 31, 1996 to $26.84 million at September 30, 1997. The Bank continues to efficiently manage cash and cash equivalents to balance the need for liquidity with the need for increased yields.

Investment securities increased $7.63 million or 4.0% from $190.57 million at December 31, 1996 to $198.20 million at September 30, 1997. The mortgage-backed securities portfolio increased $19.85 million while the U.S. government and agency obligations decreased $17.34 million. The vast majority of mortgage-backed security purchases were one year adjustable rate instruments, thereby improving the Bank's interest rate sensitivity. In addition during the third quarter of 1997, there was an increase in marketable equity securities. Funds available for investment increased mainly due to increased borrowings. At September 30, 1997, the Bank held $35.29 million in securities classified as held-to-maturity in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

Due to an increase in assets collateralized by residential properties, the Bank had the opportunity to purchase additional shares of stock totaling $575,000 from the Federal Home Loan Bank of Boston ("FHLB"). Such shares provide above average dividend yields and are considered to be low risk equity investments.

Net loans increased $52.09 million or 10.5% from $494.29 million at December 31, 1996 to $546.38 million at September 30, 1997. Increases in one- to four-family residential mortgages and consumer loans were partially offset by decreases in commercial mortgages and commercial and industrial loans. The allowance for possible loan losses totaled $14.20 million at September 30, 1997 compared to $7.98 million at December 31, 1996, an increase of $6.22 million or 77.9%. Provisions for possible loan losses during the nine months ended September 30, 1997 totaled $8.80 million and net charge-offs totaled $2.58 million. The allowance for possible loan losses as a percentage of non-performing loans increased from 101.62% at December 31, 1996 to 295.04% at September 30, 1997.

Foreclosed real estate owned increased from $679,000 at December 31, 1996 to $1.56 million at September 30, 1997 due primarily to an increase in one- to four-family properties. The Bank sold twenty-nine properties totaling $1.20 million during the nine months ended September 30, 1997. Write-downs and net losses on sale of foreclosed real estate owned for the first nine months of 1997 totaled $120,000 compared to $3.50 million for the same period in 1996. During the second quarter of 1996, the Bank incurred $2.65 million in write-downs primarily due to the ADP.

Non-performing assets totaled $6.38 million at September 30, 1997 compared to $8.54 million at December 31, 1996, representing a 25.3% decrease. Payoffs of non-accrual loans reduced the balances by $6.11 million. Charge-offs on non-performing loans and write-downs and net losses on sale of foreclosed real estate owned reduced non-performing assets by $3.23 million and $120,000, respectively. Sales of foreclosed real estate owned accounted for an additional $1.20 million of the reductions. In addition, there were other reductions of non-performing assets of $2.27 million due to payments and loans returning to accrual status. Loans totaling $1.17 million were restructured during the nine months ended September 30, 1997. These reductions were offset by $11.94 million in additions to non-performing assets since December 31, 1996. Non-performing assets as a percentage of total assets was 1.14% at December 31, 1996 and 0.77% at September 30, 1997. Non-performing assets as a percentage of total loans and foreclosed real estate owned decreased from 1.70% at December 31, 1996 to 1.13% at September 30, 1997.

Other assets increased from $1.58 million at December 31, 1996 to $27.22 million at September 30, 1997. The Bank invested in $14.72 million of cash surrender value life insurance on its executive officers and directors during the nine months ended September 30, 1997. This investment currently has tax equivalent yields above 9%. In addition, the Bank had a deferred tax asset of $10.09 million at September 30, 1997 due primarily to the second quarter 1997 full reversal of its deferred tax asset valuation allowance. The deferred tax asset had a 100% valuation allowance against it on December 31, 1996.

Deposits remained relatively unchanged from $655.04 million at December 31, 1996 to $650.99 million at September 30, 1997. The decreases in the money market savings of $6.66 million and regular savings accounts of $5.64 million were partially offset by a $11.21 million increase in certificates of deposit.

Borrowings increased $74.00 million from December 31, 1996 to September 30, 1997 due to increased borrowings from the FHLB. These borrowings were mainly used to fund one- to four-family real estate mortgages. The Bank's $85.00 million of FHLB advances carry a weighted average rate of 5.73% and have a weighted average maturity of 0.85 years.

Liquidity

The Bank manages its liquidity position to ensure that there is sufficient funding available at all times to meet both anticipated and unanticipated deposit withdrawals, new loan originations, securities purchases and other operating cash outflows. The Bank monitors its liquidity in accordance with guidelines established under its asset/liability management policy and applicable regulatory requirements. On a monthly basis, management monitors the Bank's liquidity position by analyzing the amount of securities available for repurchase agreements, the Bank's borrowing capacity at the FHLB, the expected level of cash flows from loans and mortgage-backed securities, the expected prepayments from loans and mortgage-backed securities, and the Bank's levels of cash and short-term investments. At September 30, 1997, management believes its current liquidity level is sufficient to meet normal operating needs.

Asset/Liability Management

The Bank's objective in managing interest rate risk is to produce a high and stable net interest margin in varying interest rate environments while maintaining the flexibility to take advantage of opportunities that may arise from the fluctuations of interest rates. The Bank's exposure to interest rate risk is managed strategically through the use of balance sheet simulation. At September 30, 1997, the Bank was slightly liability sensitive.

The Bank models its forecasted balance sheet using interest rate ramps, shocks and a most likely interest rate scenario over a 24 month time horizon. In accordance with its funds management policy, the Bank measures its interest rate sensitivity by ramping interest rates in one hundred basis point increments from -400 to +400 basis points from the current rate environment. From this 800 basis point grid, the asset/liability committee selects the most likely 400 basis point interest rate range based on the current interest rate environment, as well as other economic factors. The Bank will accept equal to or less than a 5% change in net interest income over the next 12 months within the selected 400 basis point band. At September 30, 1997, the Bank was within its policy guideline, and the Bank believes its level of interest rate sensitivity was appropriate.

Capital Resources

At September 30, 1997, the Bank's stockholders' equity totaled $86.45 million representing a 15.5% increase over the $74.84 million in capital at December 31, 1996. At September 30, 1997, the Bank had a Tier 1 leverage capital ratio of 9.82% and a total risk-based capital ratio of 18.71%. The Bank's Tier 1 leverage capital ratio was 10.20% and its total risk-based capital ratio was 19.54% at December 31, 1996. Although the Bank's total capital increased by $11.61 million from December 31, 1996 to September 30, 1997, the capital ratios decreased due to larger asset size and a deduction from Tier 1 capital of $5.05 million due to regulatory limitations on deferred tax assets. The amount of regulatory deduction will be reduced on a quarterly basis as taxable income is recognized.

As of September 30, 1997, the Bank meets all capital adequacy requirements to which it is subject and was classified, as of its most recent notification, as "well capitalized". At December 31, 1996, the Bank was classified as "adequately capitalized". Although the Bank's capital ratios were substantial enough to qualify as "well capitalized", the FDIC, through prompt corrective action provisions, has the ability to reduce a bank's capital category by one level. The Bank believes its current capital is adequate to support operations and anticipated future growth. In October 1997, the FDIC and the State Department of Banking terminated the December 17, 1996 memorandum of understanding and classified the Bank as "well capitalized".

Results of Operations

For the quarter ended September 30, 1996 and 1997

For the quarter ended September 30, 1997, the Bank reported net income of $1.91 million or $0.36 per share compared to $2.56 million or $0.50 per share for the same period in 1996. Income before income taxes was $3.10 million for the third quarter of 1997 representing a 21.1% increase over the $2.56 million of pretax income for the third quarter of 1996. Net interest income increased $535,000 or 7.9% due mainly to increased average volumes of net loans and investment securities. The increase in the average volume of net loans was mainly due to increased originations of one- to four-family and consumer loans. In addition, investment brokerage services commissions were $366,000 higher for the third quarter of 1997 compared to the same period in 1996. These increases were partially offset by higher salary, commission and benefit expenses due in part to the increased activity.

Net Interest Income

Net interest income totaled $7.31 million for the three months ended September 30, 1997 compared to $6.78 million for the same period in 1996, representing a $535,000 or 7.9% increase. Net interest margin decreased from 4.04% for the quarter ended September 30, 1996 to 3.86% for the same period in 1997. Average interest-bearing liabilities increased $90.18 million while average interest-earning assets increased $83.76 million. Average FHLB borrowing and certificates of deposit increased $67.69 million and $36.73 million, respectively, from quarter to quarter. Average net loans and investment securities increased $59.85 million and $31.67 million, respectively. Average balance increases of one- to four-family and consumer loans were partially offset by lower average volume of commercial loans. Mortgage-backed securities were the main reason for the increase in average investment securities for the quarter. In addition, average other assets were $25.94 million higher due mainly to the deferred tax asset and the cash surrender value life insurance.

The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and net interest income for the quarters ended September 30, 1996 and 1997:


                                               Average Balances               Income / Expense                       Yields
                                       ------------------------------  -----------------------------  ---------------------------
                                         Quarters ended September 30,   Quarters ended September 30,  Quarters ended September 30,
(in thousands)                               1997         1996              1997             1996            1997          1996
                                       -------------- ------------     ------------    -------------     -----------    ----------
Loans, net                                 $ 539,889    $ 480,040         $ 11,211          $ 9,820             8.24 %        8.14 %
Investment securities                        204,894      173,226            3,212            2,555             6.22          5.87
Short-term investments                         6,118       13,879               84              182             5.45          5.23
                                       -------------- ------------     ------------    -------------     -----------    ----------
  Total interest-earning assets              750,901      667,145           14,507           12,557             7.66          7.49
Other assets                                  70,876       44,939
                                       -------------- ------------
  Total assets                             $ 821,777    $ 712,084
                                       ============== ============


Money market checking                       $ 34,222     $ 35,061              100              109             1.16          1.24
Money market savings                          55,929       63,352              330              373             2.34          2.34
Savings & other                              116,178      122,148              583              614             1.99          2.00
Certificates of deposit                      379,989      343,264            4,998            4,525             5.22          5.24
Borrowings                                    79,887       12,200            1,183              158             5.88          5.14
                                       -------------- ------------     ------------    -------------     -----------    ----------
  Total interest-bearing funds               666,205      576,025            7,194            5,779             4.28          3.99

Demand deposits                               65,506       63,010
Other liabilities                              4,659        3,626
Capital                                       85,407       69,423
                                       -------------- ------------
  Total liabilities and capital            $ 821,777    $ 712,084
                                       ============== ============

Net interest income                                                        $ 7,313          $ 6,778
                                                                       ============    =============
Spread on interest-bearing funds                                                                                3.38 %        3.50 %

Net interest margin                                                                                             3.86 %        4.04 %


The following table presents the changes in interest and dividend income and the changes in interest expense, attributable to changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities during the periods indicated:


                                                  Quarters ended September 30, 1996 versus 1997
                                                            Change in interest due to
                                     ---------------------------------------------------------------------------

(in thousands)                           Volume              Rate              Vol/Rate               Net
                                     -------------      ---------------     ---------------      ---------------
Loans, net                            $     1,224        $         148       $          19         $      1,391
Investment securities                         467                  161                  29                  657
Short-term investments                       (102)                   9                  (5)                 (98)
                                     -------------      ---------------     ---------------      ---------------
  Total                                     1,589                  318                  43                1,950
                                     -------------      ---------------     ---------------      ---------------


Money market checking                          (3)                  (7)                  1                   (9)
Money market savings                          (44)                   1                   -                  (43)
Savings & other                               (30)                  (1)                  -                  (31)
Certificates of deposit                       484                  (10)                 (1)                 473
Borrowings                                    877                   23                 125                1,025
                                     -------------      ---------------     ---------------      ---------------
Total                                       1,284                    6                 125                1,415
                                     -------------      ---------------     ---------------      ---------------

Net change to interest income         $       305        $         312       $         (82)        $        535
                                     =============      ===============     ===============      ===============


Interest Income

Interest income increased $1.95 million or 15.5% due primarily to average increased volumes of net loans and investment securities of $59.85 million and $31.67 million, respectively, which were partially offset by lower average volume of short-term investments of $7.76 million. Overall average yields increased from 7.49% for the third quarter of 1996 to 7.66% for the same period in 1997.

Interest Expense

Interest expense increased $1.42 million or 24.5% from the third quarter of 1996 to the same period in 1997. The increase was mainly due to higher average balances of borrowings and certificates of deposit. These increases were partially offset by lower average volumes of the other interest-bearing deposits. Overall average rates increased from 3.99% for the third quarter of 1996 to 4.28% for the same period in 1997. The increase in average rates was mainly due to higher rates on borrowings.

Provision for Possible Loan Losses

The provision for possible loan losses totaled $600,000 for the three months ended September 30, 1997 which is slightly less than the $655,000 recorded for the same period in 1996. However, the Bank's percentage of allowance for possible loan losses to non-performing loans increased significantly from 101.62% at December 31, 1996 to 295.04% at September 30, 1997. The Bank strengthened its allowance during the second quarter of 1997 by adding $6.50 million in provisions for possible loan losses. Despite a significant increase in the Bank's loan portfolio, the allowance for possible loan losses to gross loans increased from 1.59% at December 31, 1996 to 2.53% at September 30, 1997.

Other Income

The Bank recorded $1.95 million in other income for the three months ended September 30, 1997 compared to $1.36 million for the same period in 1996, representing an increase of $595,000 or 43.8%. The following table shows the components of other income for the quarters ended September 30, 1996 and 1997:


(in thousands)                                              Quarters ended September 30,             $           %
                                                              1997                 1996           Change       Change
                                                        ------------------   -----------------   ----------  -----------
Investment brokerage services commissions                           $ 648               $ 282        $ 366      129.79 %
Service charges on deposit accounts                                   569                 572           (3)      (0.52)
Loan servicing and other fees                                         192                 173           19       10.98
Income from investment in Real Estate Partnership                     136                  47           89      189.36
Net gain on sales of loans                                             19                   4           15      375.00
Net gain on sales of investment securities                              -                   2           (2)    (100.00)
Other                                                                 389                 278          111       39.93
                                                        ------------------   -----------------   ----------
                                                                  $ 1,953             $ 1,358        $ 595       43.81 %
                                                        ==================   =================   ==========  ===========

Investment brokerage services commissions increased $366,000 from third quarter 1996 to the same period in 1997 primarily due to the Bank's new ability to sell annuities and to earn investment advisory fees in 1997. Investment advisory fees and commissions from annuity sales totaled $193,000 and $150,000, respectively during the third quarter of 1997. Loan servicing and other fees increased mainly due to higher late charges. Income from the investment in Real Estate Partnership increased primarily due higher rental income and to the December 31, 1996 expiration of a lease incentive for an existing tenant which decreased the Real Estate Partnership's expenses during the third quarter of 1997. Other income increased due mainly to the appreciation of the cash surrender value life insurance.

Other Expenses

Other expenses totaled $5.57 million for the three months ended September 30, 1997 compared to $4.92 million for the same period in 1996. The following table details the significant components of other expenses for the periods presented:


(in thousands)                                       Quarters ended September 30,          $             %
                                                       1997               1996          Change         Change
                                                    ------------      -------------   ------------   -----------
 Salaries, commissions and employee benefits            $ 2,994            $ 2,119          $ 875        41.29 %
 Occupancy                                                  801                785             16         2.04
 Data processing                                            259                260             (1)       (0.38)
 Furniture and equipment                                    238                234              4         1.71
 Legal and accounting                                       212                142             70        49.30
 Advertising                                                157                112             45        40.18
 Communications                                             125                122              3         2.46
 Operation of foreclosed real estate owned                   60                 11             49       445.45
 FDIC insurance                                              67                416           (349)      (83.89)
 Write-downs and net losses on sale
      of foreclosed real estate owned                         -                 95            (95)     (100.00)
 Other                                                      652                624             28         4.49
                                                    ------------      -------------   ------------   -----------
         Total other expenses                           $ 5,565            $ 4,920          $ 645        13.11 %
                                                    ============      =============   ============   ===========

Salaries, commissions and employee benefits increased $875,000 or 41.3% due mainly to a $511,000 increase in commission expense primarily as a result of increased investment brokerage services sales and higher executive deferred compensation expense. In addition, overall salaries were higher by $157,000 and the restoration to pre-1995 benefit levels for the Bank's pension and 401K plans added $122,000 to the third quarter of 1997. Legal and accounting fees increased primarily due to legal costs for commercial loan issues and lending related activities. Operation of foreclosed real estate expenses increased due to expenses relating to one- to four-family properties. FDIC insurance decreased $349,000 or 83.9% caused primarily by lower premiums due to the Bank's improved capital position.

Income Taxes

During the third quarter of 1997, the Bank recorded tax expense of $1.19 million. Income tax expense of $996,000 was deferred and therefore, reduced the Bank's deferred tax asset. There was no tax provision recorded for the third quarter of 1996.

For the nine months ended September 30, 1996 and 1997

For the nine months ended September 30, 1997, the Bank reported net income of $11.07 million or $2.12 per share compared to a net loss of $1.74 million or $0.34 per share for the same period in 1996. The Bank recognized a tax benefit of $9.01 million for the nine months ended September 30, 1997 primarily due to the second quarter of 1997 full reversal of its deferred tax asset valuation allowance. Also, during the nine months of 1997, the Bank recorded $8.80 million in provisions for possible loan losses compared to $5.76 million for the same period in 1996. This action strengthened the Bank's allowance for possible loan losses to $14.20 million at September 30, 1997. At September 30, 1997, the Bank's allowance for possible loan losses was 237.55% of non-performing and restructured loans, significantly up from 63.83% at December 31, 1996. With intense competition in a continued sluggish Central Connecticut economy, management believed increasing the allowance for possible loan losses and the reserve coverage ratios while maintaining high credit quality were prudent strategies to implement. In addition, the Bank incurred fewer write-downs and net losses on sale of foreclosed real estate during the nine months of 1997 compared to the same period in 1996 due primarily to the $2.65 million recorded in 1996 related to the ADP.

Net Interest Income

Net interest income totaled $21.99 million for the nine months ended September 30, 1997 compared to $18.97 million for the same period in 1996, representing $3.02 million or a 15.9% increase. The net interest margin remained the same at 3.99% for the nine months ended September 30, 1996 and 1997. Average interest-earning assets increased $101.62 million while average interest-bearing liabilities increased only $64.79 million. Also funding the increase in interest-earning assets, the Bank's average stockholders' equity increased $39.36 million. For the nine months ended September 30, 1997 compared to the same period in 1996, average investment securities increased $100.13 million. Average net loans were $24.26 higher for the nine months ended September 30, 1997 compared to the same period in 1996 which was partially offset by a $22.77 million decrease in average short-term investments.

Average borrowings increased $41.42 million due to an increase in borrowings from the FHLB. The average balance of certificates of deposit increased $35.84 million while the average rate on these deposits fell 15 basis points. Partially offsetting this increase, there were decreases in the average volumes of the remaining interest-bearing deposit categories. In addition during 1997, the Bank utilized securities sold under agreements to repurchase to raise average funds of $5.97 million for the nine months. These securities sold under agreements to repurchase matured on April 15, 1997.

The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and net interest income for the nine months ended September 30, 1996 and 1997:


                                        Average Balances                   Income / Expense                     Yields
                                  -----------------------------      ------------------------------   ---------------------------
                                  Nine months ended Sept. 30,         Nine months ended Sept. 30,     Nine months ended Sept. 30,
                                      1997            1996               1997             1996           1997            1996
                                  -------------    ------------      -------------    -------------   ------------    -----------
Loans, net                           $ 523,669       $ 499,407           $ 32,301         $ 30,690            8.25 %         8.21 %
Investment securities                  208,084         107,952              9,752            4,637            6.27           5.75
Short-term investments                   4,919          27,692                198            1,092            5.38           5.27
                                  -------------    ------------      -------------    -------------      ----------    -----------
  Total interest-earning assets        736,672         635,051             42,251           36,419            7.67           7.66
Other assets                            55,248          49,769
                                  -------------    ------------
  Total assets                       $ 791,920       $ 684,820
                                  =============    ============

Money market checking                $  34,526       $  38,159           $    307         $    378            1.19           1.32
Money market savings                    58,018          66,739              1,013            1,166            2.33           2.33
Savings & other                        118,500         124,595              1,765            1,863            1.99           2.00
Certificates of deposit                374,143         338,302             14,637           13,615            5.23           5.38
Securities sold under
  agreements to repurchase               5,974               -                243                -            5.44            n/a
Other borrowings                        52,883          11,460              2,291              424            5.79           4.94
                                  -------------    ------------      -------------    -------------      ----------    -----------
  Total interest-bearing funds         644,044         579,255             20,256           17,446            4.21           4.02

Demand deposits                         64,335          61,735
Other liabilities                        3,644           3,290
Capital                                 79,897          40,540
                                  -------------    ------------
  Total liabilities and capital      $ 791,920       $ 684,820
                                  =============    ============

Net interest income                                                      $ 21,995         $ 18,973
                                                                     =============    =============
Spread on interest-bearing funds                                                                              3.46 %         3.64 %
Net interest margin                                                                                           3.99 %         3.99 %

The following table presents the changes in interest and dividend income and the changes in interest expense, attributable to changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities during the periods indicated:


                                     Nine months ended September 30, 1996 versus 1997
                                                 Change in interest due to
                                  --------------------------------------------------------

(in thousands)                      Volume          Rate         Vol/Rate         Net
                                  -----------    -----------    -----------    -----------
Loans, net                           $ 1,491          $ 114         $    6        $ 1,611
Investment securities                  4,301            422            392          5,115
Short-term investments                  (898)            23            (19)          (894)
                                  -----------    -----------    -----------    -----------
  Total                                4,894            559            379          5,832
                                  -----------    -----------    -----------    -----------


Money market checking                    (36)           (39)             4            (71)
Money market savings                    (152)            (1)             -           (153)
Savings & other                          (91)            (7)             -            (98)
Certificates of deposit                1,442           (380)           (40)         1,022
Securities sold under
  agreements to repurchase               243              -              -            243
Other borrowings                       1,533             72            262          1,867
                                  -----------    -----------    -----------    -----------
Total                                  2,939           (355)           226          2,810
                                  -----------    -----------    -----------    -----------

Net change to interest income        $ 1,955          $ 914         $  153        $ 3,022
                                  ===========    ===========    ===========    ===========

Interest Income

Interest income increased $5.83 million or 16.0% due primarily to average increased volumes of investment securities and loans of $100.13 million and $24.26 million, respectively, which were partially offset by lower average volume of short-term investments of $22.77 million. Overall average yields increased slightly from 7.66% for the nine months ended September 30, 1996 to 7.67% for the same period in 1997.

Interest Expense

Interest expense increased $2.81 million or 16.1% from the nine months of 1996 to the same period in 1997. The increase was mainly due to higher average balances of other borrowings, certificates of deposit and securities sold under agreements to repurchase. These increases were partially offset by lower average volumes of the other interest-bearing deposits and lower rates on certificates of deposit. Overall rates increased from 4.02% for the nine months ended September 30, 1996 to 4.21% for the same period in 1997. The increase in average rates was mainly due to higher rates on borrowings and the use of securities sold under agreements to repurchase.

Provision for Possible Loan Losses

The provision for possible loan losses increased from $5.76 million for the nine months ended September 30, 1996 to $8.80 million for the same period in 1997. Although previously considered adequate, the Bank further strengthened the allowance for possible loan losses during the second quarter of 1997 by adding $6.50 million in provisions for possible loan losses. During the second quarter of 1996, the Bank added $3.60 million in anticipation of the ADP. The Bank's percentage of allowance for possible loan losses to non-performing loans was 295.04% at September 30, 1997 up from to 101.62% at December 31, 1996. The allowance for possible loan losses as a percentage of gross loans increased from 1.59% at December 31, 1996 to 2.53% at September 30, 1997.

Other Income

The Bank recorded $6.37 million in other income for the nine months ended September 30, 1997 compared to $3.97 million for the same period in 1996, representing an increase of $2.40 million or 60.3%. The following table shows the components of other income for the nine months ended September 30, 1996 and 1997:


(in thousands)                                             Nine months ended September 30,           $           %
                                                              1997                 1996           Change       Change
                                                        ------------------   -----------------   ----------  -----------
Investment brokerage services commissions                $          2,542     $           812     $  1,730      213.05 %
Service charges on deposit accounts                                 1,701               1,713          (12)      (0.70)
Loan servicing and other fees                                         594                 519           75       14.45
Income from investment in Real Estate Partnership                     442                 237          205       86.50
Net gain on sales of loans                                             26                  40          (14)     (35.00)
Net gain (loss) on sales of investment securities                       2                 (78)          80     (102.56)
Other                                                               1,061                 729          332       45.54
                                                        ------------------   -----------------   ----------
                                                         $          6,368     $         3,972     $  2,396       60.32 %
                                                        ==================   =================   ==========  ==========

Investment brokerage services commissions increased $1.73 million from the nine months ended September 30, 1996 to the same period in 1997 primarily due to the Bank's new ability to sell annuities and to earn investment advisory fees in 1997. Commissions from annuity sales and investment advisory fees totaled $957,000 and $477,000, respectively during the nine months of 1997. In addition, there was $296,000 in increased commissions on other investment brokerage service products. Loan servicing and other fees increased due mainly to higher late charges and prepayment fees which were partially offset by lower loan servicing income. Income from the investment in Real Estate Partnership increased primarily due to the December 31, 1996 expiration of a lease incentive for an existing tenant which decreased the Real Estate Partnership's expenses during the nine months of 1997. Other income increased due mainly to appreciation from the cash surrender value life insurance, lower expenses from the subsidiaries that facilitate the ownership, management and disposition of foreclosed real estate owned and the absence of the real estate agency subsidiary which was sold during the first quarter of 1996.

Other Expenses

Other expenses totaled $17.50 million for the nine months ended September 30, 1997 compared to $18.88 million for the same period in 1996. The following table details the significant components of other expenses for the periods presented:


(in thousands)                                      Nine months ended September 30,        $             %
                                                       1997               1996          Change         Change
                                                    ------------      -------------   ------------   ----------
 Salaries, commissions and employee benefits         $    9,254         $    6,741      $   2,513         37.28  %
 Occupancy                                                2,398              2,420            (22)        (0.91)
 Data processing                                            789                736             53          7.20
 Furniture and equipment                                    715                706              9          1.27
 Legal and accounting                                       696                502            194         38.65
 Advertising                                                622                386            236         61.14
 Communications                                             377                371              6          1.62
 Operation of foreclosed real estate owned                  317                420           (103)       (24.52)
 FDIC insurance                                             201                929           (728)       (78.36)
 Write-downs and net losses on sale
      of foreclosed real estate owned                       120              3,495         (3,375)       (96.57)
 Other                                                    2,014              2,176           (162)        (7.44)
                                                    ------------      -------------   ------------
         Total other expenses                        $   17,503         $   18,882      $  (1,379)        (7.30) %
                                                    ============      =============   ============   ===========



Salaries, commissions and employee benefits increased $2.51 million or 37.3% due mainly to a $1.74 million increase in commission expense primarily as a result of increased investment brokerage services sales. In addition, overall salary expenses were higher by $458,000 and the restoration to pre-1995 benefit levels for the Bank's pension and 401K plans added $353,000 to the nine months ended September 30, 1997. Legal and accounting increased due to increased legal fees due in part to the formation of the MIS broker / dealer and the proposed formation of a bank holding company. Advertising increased $236,000 partially due to production costs for the annual report. Operation of foreclosed real estate owned decreased $103,000 due primarily to reduced expenses on commercial properties which was partially offset by higher expenses on one- to four-family properties. FDIC insurance decreased $728,000 or 78.4% caused primarily by lower premiums due to the Bank's improved capital position. Write-downs and net losses on sale of foreclosed real estate owned decreased due primarily to the write-downs of $2.65 million recorded in the second quarter of 1996 in anticipation of the ADP. Other expenses decreased $162,000 primarily due to lower consulting expenses.

Income Taxes

During the nine months ended September 30, 1997, the Bank recorded a tax benefit of $9.01 million primarily due to the second quarter 1997 full reversal of its valuation allowance on its net deferred tax assets. Based on three consecutive prior quarters of income and projections for the second half of 1997 and for 1998 that indicate continued profitability, the Bank determined that it was more likely than not that it would realize its net deferred tax assets. There was $50,000 of income tax expense recorded for the nine months of 1996.

                                   Signatures


Pursuant to the requirements of the Securities and Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                             Mechanics Savings Bank


Date:    11/4/97                        /S/ THOMAS M. WOOD
       ----------------                 ------------------
                                        Executive Vice President and Treasurer


Date:    11/4/97                        /S/ BRIAN A. ORENSTEIN
       ----------------                 ----------------------
                                        Senior Vice President and Controller